File No. 005-48641
      As filed with the Securities and Exchange Commission on July 30, 1999
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                (Final Amendment)

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                             J. RAY MCDERMOTT, S.A.
                                (Name of Issuer)

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                          MCDERMOTT INTERNATIONAL, INC.
                       MCDERMOTT ACQUISITION COMPANY, INC.
                             J. RAY MCDERMOTT, S.A.
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

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                                  P 64658 10 0
                      (CUSIP Number of Class of Securities)

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          S. Wayne Murphy                                Robert H. Rawle
   McDermott International, Inc.                     J. Ray McDermott, S.A.
        1450 Poydras Street                            1450 Poydras Street
       New Orleans, LA 70161                          New Orleans, LA 70161
     Telephone: (504) 587-5400                      Telephone: (504) 587-5400


  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                             -----------------------


                                 With Copies to:


         Christopher Mayer                             R. Joel Swanson
       Davis Polk & Wardwell                        Baker & Botts, L.L.P.
       450 Lexington Avenue                            One Shell Plaza
     New York, New York 10017                     Houston, Texas 77002-4995
     Telephone: (212) 450-4000                    Telephone: (713) 229-1234



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     This Final Amendment (this "Amendment") amends and supplements the Rule
13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed with the Securities and Exchange Commission (the "Commission") on May 13, 1999 by (i) McDermott International, Inc., a Panama corporation ("Parent"), (ii) McDermott Acquisition Company, Inc.*, a Panama corporation ("Purchaser") and a wholly-owned subsidiary of Parent, and (iii) J. Ray McDermott, S.A., a Panama corporation (the "Company"), as amended by Amendment No. 1, dated June 8, 1999 and Amendment No. 2, dated June 11, 1999, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company (other than shares beneficially owned by Parent), at a price of $35.62 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 1999 and the related Letter of Transmittal.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

     The items of the Schedule 13E-3 set forth below are hereby amended and supplemented as follows:

Item 10.  Interest in Securities of the Issuer

     Item 10(a) is hereby amended and supplemented to incorporate by reference the information set forth in the Press Release issued by Parent on July 30, 1999, attached hereto as Exhibit (d)(11).

Item 17.  Material to be Filed as Exhibits.

     Item 17 is hereby amended and supplemented to add the following exhibit:

     (d)(11)   Text of Press Release issued by Parent on July 30, 1999.

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*  On July 30, 1999, McDermott Acquisition Company, Inc. merged with and into J. Ray McDermott, S.A. and, as a result of such merger, ceased to exist as a separate entity.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: July 30, 1999

                              MCDERMOTT INTERNATIONAL, INC.


                              By: /s/ S. W. Murphy
                                 --------------------------------------------
                                 Name: S. W. Murphy
                                 Title: Senior Vice President, General Counsel
                                        and Corporate Secretary



                              MCDERMOTT ACQUISITION COMPANY, INC.


                              By: /s/ D. R. Gaubert
                                 --------------------------------------------
                                  Name: D. R. Gaubert
                                  Title:   Treasurer



                              J. RAY MCDERMOTT, S.A.


                              By: /s/ D. R. Gaubert
                                 --------------------------------------------
                                 Name: D. R. Gaubert
                                 Title:   Senior Vice President and
                                             Chief Financial Officer



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